Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, SEPTEMBER 12 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target
D-0	68.9	69.1	64.9
A+14 DOT	82.0	87.2	82.2

Eagle
D-0	71.4	74.9	79.0
A+14 DOT	78.2	84.7	87.5

Every Bag Counts

American	Wed	MTD*	DOT Standard
	2.00	2.09	2.75

* DOT claims per 1,000 customers

Announcements

Court Approves American’s Plan of Reorganization

Today Judge Sean Lane confirmed American’s Plan of Reorganization, or the Plan. This milestone recognizes the hard work of our people, who have helped us get to this point in the restructuring process with great success. The ruling underscores the fact that American is moving forward. It’s an important step in our great turnaround story, but we’re not done yet. From here, we’ll move forward with our Nov. 25 trial date, because our next step is clear – complete our pending merger with US Airways.

Employee Recognition Now on New Jetnet

Departmental and systemwide recognition programs, including Applause, can be found in the People space on new Jetnet. With this migration complete, the Employee Recognition section of classic Jetnet will be turned off on Sept. 17.

» Join the 2013 Business of Diversity Conference

What’s your role in a culture of change when it comes to diversity and inclusion? Come join us on Tuesday, Oct. 1, at Flagship University from 10 a.m. to 4 p.m. for a fun day full of information and tools. Keynote speaker Reginald Butler, Performance Paradigm, will talk about this and other interesting topics around diversity. Don’t miss the talk show with a panel of diversity experts from around the Metroplex! Denise Canelas shares her thoughts on diversity and invites you to register for this event in her blog, “Looking at the Business of Diversity Through Different Lenses”, on new Jetnet’s People space.

» Support the Fight Against Breast Cancer by Registering for “Walk While You Work”

It’s almost that time of year, to BE PINK for Breast Cancer Awareness Month! But don’t wait until October to show your support; register now for American’s second annual “Walk While You Work” campaign. BE PINK “Walk While You Work” is a fundraiser that everyone can participate in just by going about your normal work activities. All proceeds go toward American’s grant to fund breast cancer research at MD Anderson Cancer Center in Houston. You can make a difference as we work toward our funding goal of $100,000 this year and continue our quest to save lives and end breast cancer forever.

AMR in the News

From Air Cargo World

American Airlines Cargo Signs on to e-AWB

American Airlines Cargo signed the International Air Transport Association Multilateral e-AWB (e-Air Waybill) Agreement, moving the airline one step closer to paperless airfreight operations. “We have been working behind the scenes on this important issue for some time, and we’re excited to see our name added to the agreement,” Kenji Hashimoto, American’s president of cargo, said. American is undergoing trials with key customers on select lanes with goals of expanding e-AWBs throughout its network soon after. The IATA agreement provides a single standard agreement for airlines and freight forwarders to carry out cargo contracts electronically. As of Sept. 2, 41 airlines and 187 freight forwarders have joined the multilateral agreement.

oneworld News

From ATWOnline

Finnair Enters ‘Second Asia Phase,’ Eyes More JVs

oneworld member Finnair continues to have a very sharp focus on Asian traffic, especially to secondary destinations. “Currently we are operating to 13 different destinations and are focusing on growing markets in Asia, especially on routes [including] Hanoi, Vietnam, Xian or Chongqing in China,” said COO Ville Iho. Finnair CEO Pekka Vauramo said the carrier is entering a so-called “second Asia phase” [to secondary cities]. “When you look to China, [it has] just become the No. 1 country worldwide for the outbound tourist market. China creates 70,000 new customer departures every day,” he said. Vauramo added that Finnair’s oneworld membership is shaping up. “This creates very interesting opportunities,” he said. Finnair – which formally joined the American, British Airways and Iberia transatlantic joint venture – is also seeking approval to join British Airways and Japan Airlines’ Europe-Japan JV.

Industry News

From Aviation Week

Airbus A350 Racks Up 150 Flight-Test Hours

The first Airbus A350 entered the preliminary flight-test phase on June 14, and made its much publicized flyover at the Paris Air Show only one week later. Now the initial part of the flight-test campaign is drawing to a close. Airbus expects to be able to freeze the final configuration for flap settings in various flight phases, including takeoffs, approaches and landings, within 4-6 weeks. Once the optimum configuration has been determined and validated against simulation data, the manufacturer will have passed a crucial milestone, which heralds the start of the actual certification testing later this year. MSN001 resumed its test program on Aug. 15 following a planned break in the schedule to allow for more test equipment to be installed. Additional instrumentation was added to measure loads, and more cameras were put onboard. As of last week, the aircraft had logged more than 150 flight hours and was flying almost daily. This amount of test hours is at the upper limit of expectations, according to Airbus officials.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, Sept. 11

Crude oil was $107.56 a barrel, up $0.17 from the previous day.

Jet fuel price was $124.59 a barrel, up $1.68.

It’s a Fact

oneworld has become the first airline alliance to enable customers to plan and book multi-airline round-the-world trips via their tablet computers. The development comes as part of a series of upgrades to the alliance’s online booking engine for its flagship oneworld Explorer fare, which is among the most popular multi-airline tickets worldwide. You can try it out at https://rtw.oneworld.com/rtw/.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the lawsuit filed by the Antitrust Division of the U.S. Department of Justice and certain states seeking to enjoin the planned merger of AMR and US Airways on antitrust grounds and the intention of AMR and US Airways to contest such lawsuit vigorously; the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.